SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation / Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

                                                                        Fording Inc.
(Name of Subject Company)

                                                                        Fording Inc.
(Name of Persons Filing Statement)

                                                            Common Stock, no par value
      (Title of Class of Securities)

                                                                        345426 10 0
(CUSIP Number of Class of Securities)

James F. Jones Fording, Inc. Suite 1000, 205-9th Avenue SE Calgary, Alberta Canada T2G 0R4 Telephone 403.260.9800	with copy to Steven Sutherland Sidley Austin Brown & Wood 10 South Dearborn Street Chicago, Illinois 60601 Telephone 312.853.7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[X]           Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer

Item 1.          Materials to be filed as Exhibits

Exhibit 99     Press Release, dated October 21, 2002 (issued after the close of the market)

If an offer is commenced, Fording will file a Solicitation / Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer.  The Solicitation / Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer.  The Solicitation / Recommendation Statement will be made available to all shareholders of the company, at no expense to them.  The Solicitation / Recommendation Statement will also be available at no charge on the U.S. Securities and Exchange Commission’s web site at www.sec.gov.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                             FORDING INC.

Date: October 22, 2002                                        By:  /s/ James F. Jones

                                                                                         James F. Jones
                                                                                         Corporate Secretary

FORDING INC. ANNOUNCES REORGANIZATION INTO INCOME TRUST

Calgary, Alberta, October 21, 2002 – Fording Inc. (TSX/NYSE: FDG) (the “Company”) announced today that its Board of Directors has unanimously agreed to reorganize the Company into an income trust to be named Fording Income Trust (the “Trust”).  The goal of the proposed reorganization is to unlock the value of the significant cash flow generated by the Company and to provide an enhanced platform for growth.  The reorganization will be undertaken by way of a Plan of Arrangement under the Canada Business Corporations Act.

The Board of Directors of the Company (the “Board”) believes that the Company is well suited for conversion to an income trust because of its highly profitable mines, long reserve life, low sustaining capital requirements, its ability to expand production with minimal capital expenditures and its ability to generate relatively stable cash flow over the long term.  The Board has also concluded that converting into an income trust structure that distributes its substantial cash flow to unitholders is in the best interests of the Company.

Earlier this year the Board directed management and the Company’s advisors to analyze the implications of converting the Company into an income trust.  A preliminary report was given to the Board in September and a final presentation was delivered to the Board members last week.  The Board met to consider and approve the proposal today.  RBC Capital Markets has provided advisory services to the Board and has provided an opinion to the Board that the consideration under the Arrangement is fair from a financial point of view to holders of common shares.

The Reorganization

Pursuant to the Arrangement, shareholders will effectively exchange their shares on a one-for-one basis for units of the Trust ("Units"), a trust that will be established as part of the Arrangement.  Under the new structure, the Trust will own all of the common shares and subordinated notes of the Company.  Upon completion of the Arrangement, the Company will continue to carry on its present businesses through operating entities controlled by it and, accordingly, existing shareholders will continue to own, indirectly, an economic interest in the Company's business by virtue of their holdings of Units.

The business and operations of the Company will continue to be performed by its current management and employees reporting to the existing Board.

The Arrangement is subject to court and securityholder approval.  In addition, completion of the Arrangement will be subject to the receipt of certain contractual and regulatory approvals as well as the reformulation by Fording and the Trust of credit and foreign exchange facilities.

The Company intends to apply to list the Units on both the Toronto and New York stock exchanges in substitution of the Company’s current listings on those stock exchanges.

Recommendation of the Board of Directors

The Board has determined that the Arrangement is in the best interests of the Company and its securityholders.  Accordingly, the Board recommends approval of the Arrangement by securityholders.  In making its recommendation, the Board considered a number of factors.

In addition to the opinion provided by RBC Capital Markets, the Board is of the view that the income trust structure provides an effective model for both the support of operations and the return of available cash flow to unitholders of the Trust and is a more efficient structure to return cash flow to shareholders than would be available under the current corporate structure.

Income trusts are generally valued on the basis of an expected yield on cash distributions.  The Company expects that the Trust structure will result in more favourable valuations for the Units than the historical trading range for the Company’s common shares, thereby enhancing Fording’s access to equity capital and providing a more attractive form of non-cash consideration to be utilized in future acquisitions.  The proposal will not preclude other value enhancing transactions in the future.

With its track record of consistently profitable operations, the Board believes that the Company is well suited for conversion into an income trust structure:

The Company's principal operations are represented by its Mountain Operations that mine and supply metallurgical coal to the international steel industry.  The Company has a demonstrated track record of profitable growth of this business and presently commands a large share of the seaborne metallurgical coal market.  The mining operations have the ability to expand sales from the current level of approximately 13 million tonnes per year to over 16 million tonnes annually with minimal additional capital expenditures.  The operations are mined using open-pit methods resulting in a predictable operating environment, and they are characterized by their long reserve life and relatively stable stripping ratios.

The Company’s Prairie Operations encompass a mining joint venture and contract operations that are long term in nature, as well as significant royalty income from mines operated by third parties under long term mine plans.  Accordingly, the Prairie Operations generate considerable stable cash flows.  Further, the Company owns significant coal and mineral reserves that offer the opportunity for future growth in earnings.

The Company’s business is characterized by high EBITDA (earnings before interest, taxes, depreciation and amortization) margins.  Sustaining capital expenditures are expected to average less than $40 million over the next several years.  In addition, the Company believes it has the critical mass and geographic, business and customer diversification necessary to provide a strong and relatively stable annual free cash flow.

Fording’s provision for current income taxes for 2001 was $78.8 million.  Of this amount, $53.5 million related to current Canadian income taxes.  The difference related to British Columbia mineral taxes and other foreign taxes.  The Trust structure will allow Fording to distribute its free cash flow to its shareholders on a more tax effective basis than under its current common share structure.

Further information

Fording has been informed that Sherritt Coal Partnership II has announced its intention to make an unsolicited bid to acquire all of the Company’s outstanding common shares for a consideration of $29 per share.  Fording’s chairman Richard Haskayne said: “From the Board’s perspective, the offer, as described in today’s press release, is opportunistic, completely inadequate and fails to reflect the underlying value of the Company.  We do not believe this offer is in the interest of Fording’s shareholders.  However, should a formal offer be received, Fording’s Board will review it and respond in the appropriate manner.”

An information circular detailing the Arrangement will be mailed in mid November 2002.  It is currently anticipated that the Special Meeting of securityholders to consider the transaction will be held in December 2002 in Calgary, Alberta.

Release of third quarter financial results

The Company will accelerate the release of its third quarter financial results to occur tomorrow, October 22, 2002, and will conduct a conference call to discuss the results on Wednesday, October 23, 2002.  To participate in the conference call, please call 1-888-881-4892 or 416-640-4127 approximately 10 minutes prior to the call.  An archived recording of the call will be available shortly after the completion of the call through Thursday, October 24, 2002 by dialing 1-877-289-8525 or 416-640-1917 and entering pass code 211384 followed by the pound key.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca